Exhibit 99.(k)(7)

AGREEMENT

BETWEEN

STONECASTLE ASSET MANAGEMENT, LLC (“Advisor”)

AND

STONECASTLE FINANCIAL CORP. (“Company”)

This agreement dated January 12, 2017 is between the Advisor and the Company whereby the Advisor agrees to waive a fee equal to $115,000 (the “Management Fee”) representing a portion of the management fee that would otherwise be payable to the Advisor for the quarter ended December 31, 2016.

The parties agree that such Management Fee may be recaptured by the Advisor for a period of one year ending December 31, 2017 to the extent net income earned by the Company exceeds $0.39 per share in any quarter. After the one year period, the Advisor shall not be permitted to recapture the Management Fee.

STONECASTLE ASSET MANAGEMENT, LLC

By:	/s/ Joshua Siegel
Name:	Joshua Siegel
Title:	Authorized Signature

STONECASTLE FINANCIAL CORP.

By:	/s/ Patrick J. Farrell
Name:	Patrick J. Farrell
Title:	CFO